UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 1*


Ardmore Shipping Corporation
(Name of Issuer)

 Common
(Title of Class of Securities)

Y0207T100
(CUSIP Number)

August 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[X ]	Rule 13d-1(b)
[  ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Y0207T100





1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Donald Smith & Co., Inc.
	        13-2807845

2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    2,149,251 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,624,958 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,624,958 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)10.05%
12.	Type of Reporting Person (See Instructions)       IA



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Donald Smith Long/Short Equities Fund, L.P.
	        27-1481102

2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    9,764 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,624,958 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,624,958 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)10.05%
12.	Type of Reporting Person (See Instructions)       PN



1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Jon Hartsel


2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		United States of America

Number of           5.	Sole Voting Power    14,527 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,624,958 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,624,958 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)10.05%
12.	Type of Reporting Person (See Instructions)       IN





















Item 1.

(a)	Name of Issuer: Ardmore Shipping Corporation
(b)	Address of Issuer's Principal Executive Offices
			City Gate Building 1000
			Mahon, Cork Ireland

Item 2.

	(a)	Name of Person Filing: Donald Smith & Co.,Inc.

	(b)	Address of Principal Business Office:
		152 West 57th Street
		New York, NY 10019

	(c)	Citizenship:    A Delaware Corporation

	(d)	Title of Class of Securities: Common

      (e)	CUSIP Number: Y0207T100




Item 3.	This statement is filed pursuant to Section 240.13d-1(b),
and the person filing is an investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:   	2,624,958

	(b)	Percent of class:   		10.05%

	(c)	Number of shares as to which the person has:
	(i)	SOLE POWER TO VOTE: 		2,173,542
	(ii)	SHARED POWER TO VOTE:		SEE ITEM 6 OF COVER PAGE
	(iii)	SOLE POWER TO DISPOSE:	2,624,958
	(iv)	SHARED POWER TO DISPOSE:	SEE ITEM 8 OF COVER PAGE

Item 5.	Ownership of Five Percent or Less is
		NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
1. Donald Smith & Co., Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith &
Co., Inc. may be revoked in whole or in part at any time.

To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client.

2. With respect to the remaining securities owned, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Ardmore Shipping
Corporation.  No one person?s interest in the Common
Stock of Ardmore Shipping Corporation is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
 		NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
 		See EXHIBIT A

Item 9.	Notice of Dissolution of Group
	NOT APPLICABLE

Item 10.	Certification

	(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2017
Date

Donald G. Smith___________
Signature

President_________________
Title



SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  EXHIBIT A:

Donald Smith & Co., Inc.	IA
Donald Smith Long/Short Equities Fund, L.P. PN
Jon Hartsel			IN





SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 31, 2017, agree and consent to the joint filing on their behalf of this
Schedule 13G/A in connection with their beneficial ownership of the Common Stock of Ardmore Shipping Corporation at
December 31, 2015.

	Donald Smith & Co., Inc.

	By /s/ Donald G. Smith
	Donald G.Smith
	President
	Duly authorized by and on behalf of Donald Smith & Co., Inc.


	Donald Smith Long/Short Equities Fund, L.P.

	By /s/ Donald G. Smith
	Donald G.Smith
	President
	Duly authorized by and on behalf of
		Donald Smith Long/Short Equities Fund, L.P


	Jon Hartsel

	By /s/ Donald G. Smith
	Donald G.Smith
	President
	Duly authorized by and on behalf of Jon Hartsel